Mail Stop 4561

October 23, 2007

Mr. Robert E. James
Chief Executive Officer
First Charter Corporation
10200 David Taylor Drive
Charlotte, NC 28262-2373

      RE: First Charter Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed April 5, 2007
              File No. 0-15829

Dear Mr. James:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Hugh West
                    Accounting Branch Chief